UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Exhibit III.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

COMPLEMENTARY PROFORMA MERGER STATEMENTS OF FINANCIAL POSITION ANDINA-POLAR AS OF MARCH 31, 2012

						Embotelladora
	Embotelladora	Embotelladoras	Adjustments and			Andina S.A. and
	Andina S.A. and	Coca-Cola Polar S.A.	Reclassifications			Subsidiaries
	Subsidiaries	and Subsidiaries	Charge		Credit	Total Merged
	Million Ch$	Million Ch$	Million Ch$		Million Ch$	Million Ch$
ASSETS
Current Assets
Cash and cash equivalents	40,202	23,134				63,336
Other financial assets	8,998					8,998
Other non-financial assets	17,361	1,751				19,112
Trade and other accounts receivable, net	89,581	30,061				119,642
Accounts receivable from related companies	5,532	3,456			400	8,587
Inventory	55,575	21,609				77,185
Current tax assets	2,154	1,471				3,625
Total current assets	219,403	81,482			400	300,484

Non-current assets
Other non-financial, non-current assets	30,771	1,611				32,382
Trade and other accounts receivable, net	6,953					6,953
Accounts receivable from related companies, net	9					9
Equity method investments	61,064	6,780				67,845
Intangible assets, net	1,178	2,587				3,765
Goodwill	54,964	9,024	375,081	(1)		439,069
Property, plant and equipment, net	350,458	161,925				512,382
Deferred tax assets		6,107			4,550	1,557
Total non-current assets	505,397	188,033	375,081		4,550	1,063,961
Total assets	724,800	269,515	375,081		4,950	1,364,446

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

COMPLEMENTARY PROFORMA MERGER STATEMENTS OF FINANCIAL POSITION ANDINA-POLAR AS OF MARCH 31, 2012 (*) VALID FOR FINANCIAL MERGER

						Embotelladora
	Embotelladora	Embotelladoras	Adjustments and			Andina S.A. and
	Andina S.A. and	Coca Cola Polar S.A.	Reclassifications			Subsidiaries
	Subsidiaries	and Subsidiaries	Charge	Credit		Total Merged
	Million Ch$	Million Ch$	Million Ch$	Million Ch$		Million Ch$
LIABILITIES AND NET EQUITY
Current liabilities
Other financial liabilities	21,727	9,645		1,869		33,241
Trade and other accounts payable	104,296	34,214	1,972			136,539
Accounts payable to related companies	14,803	13,442				28,244
Provisions	87	1,835	1,127			794
Income tax payable	5,094	93				5,186
Other non-financial liabilities	17,260	29,565		2,699		49,524
Total Current Liabilities	163,267	88,794	3,099	4,567		253,529

Non-Current Liabilities
Other non-current financial liabilities	75,538	70,108				145,646
Other accounts payable		4,714	1,869			2,845
Provisions	7,307					7,307
Deferred tax liabilities	37,054	9,625	4,550			42,129
Post-employment benefit liabilities	5,331					5,331
Other non-current liabilities	297					297
Total Non-Current Liabilities	125,528	84,447	6,419	0		203,556

Equity
Issued capital	230,892	39,867				270,759
Retained earnings	232,810	71,056				303,866
Accumulated other comprehensive income and capital	-27,704	-16,508		375,081	(1)	330,868
Equity attributable to equity holders to parent	435,998	94,415	0	375,081		905,494
Non-controlling interests	8	1,859				1,867
Total Equity	436,006	96,274	0	375,081		907,361
Total Liabilities and Equity	724,800	269,515	9,518	379,648		1,364,446

(*) This complement aims to give preliminary insight into the application of International Financial Reporting Standards in the presentation of the Proforma Merger Balance Sheet as of March 31, 2012.

(1)                                For the estimation of the economic value of the transaction we have referenced the value of Embotelladora Andina’s share (according to what has been published by the Bolsa de Comercio de Santiago-the Santiago Stock Exchange) as of March 31, 2012, and the number of shares to be issued in an amount of 186,304,194 (2) as agreed between the Companies and in accordance with the expert opinion issued by IM Trust,  the resulting value of the operation in the amount of MCh$469,496 compared with the assets and liabilities received in the merger on behalf of Embotelladoras Coca-Cola Polar S.A., result in an over-price of MCh$375,081.  This over-price corresponds mainly to intangible assets generated in the acquisition and that relate mainly to distribution rights owned by the company being acquired.

(2)                                The 186,304,194 shares correspond to new shares being issued so that the former shareholders of Embotelladoras Coca-Cola Polar S.A. keep an ownership interest of 19.6818486% (“19.68%”) in the merged Company. In turn, the 19.68% stake in the merged Company that the former shareholders of Embotelladoras Coca-Cola Polar must hold, corresponds to the exchange ratio estimated on the basis of the negotiations established by the parties, which in turn was based on the fair value of the Companies at the beginning of the year 2012.

(3)                                After the merger is materialized, the Company, has a period of one year for the business combination (Purchase Price Allocation) with which it will complete the distribution of the goodwill value of the corresponding assets as established under the current rules.

(4)                                Given that the merger has not yet materialized, the values presented correspond to an estimate to this date, so we have called them “proforma”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, June 19, 2012